UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ALLOGENE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019770 106
(CUSIP Number)

Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323

Copy to:
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
Attn: Paul Kinsella
(617) 951-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 019770 106		Page 2 of 9 Pages
1		NAME OF REPORTING PERSONS Pfizer Inc. (“Pfizer”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,032,040 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,032,040 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,032,040
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes (i) 21,976,484 shares of the Issuer’s Common Stock received upon conversion of 4,185,997 shares of the Issuer’s Series A-1 Convertible Preferred Stock held by Pfizer, which automatically converted in connection with the closing of the Issuer’s initial public offering and (ii) 55,556 shares of the Issuer’s Common Stock purchased by Pfizer in connection with the Issuer’s initial public offering.
(2) Based upon 117,926,841 shares of the Issuer’s Common Stock outstanding as of October 15, 2018, upon closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated October 10, 2018 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2018 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Allogene Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 210 East Grand Avenue, South San Francisco, California 94080.

Item 2. Identity and Background

(a) This Statement is being filed on behalf of Pfizer, a Delaware corporation.

(b) The principal business address of Pfizer is 235 E. 42nd Street, New York, NY 10017.

(c) Pfizer is a research-based, global biopharmaceutical company.

Set forth on Schedule I hereto, which is incorporated herein by reference, is the name, position, business address and principal occupation or employment and citizenship of each of Pfizer’s directors and executive officers.

(d) – (e) During the last five years, neither Pfizer nor any person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdiction of organization of Pfizer is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration

Pfizer acquired from the Issuer 55,556 shares of Common Stock in the Issuer’s initial public offering (the “IPO”) at the public offering price of $18.00 per share. The IPO was completed on October 15, 2018. The total consideration paid by Pfizer for these shares was $1,000,008, and such consideration was obtained from the available cash resources of Pfizer.

Upon the closing of the IPO, Pfizer also acquired 21,976,484 shares of Common Stock that were issued upon conversion of 4,185,997 shares of Series A-1 Convertible Preferred Stock of the Issuer (the “Series A Preferred Stock”) owned by Pfizer. The number of shares of Common Stock issued upon conversion of the Series A Preferred Stock reflected the application of the applicable conversion ratio as set forth in the Issuer’s amended and restated certificate of incorporation in effect immediately prior to the closing of the IPO. The Series A Preferred Stock converted automatically, without payment of consideration, upon closing of the IPO. The consideration for the shares of Series A Preferred Stock owned by Pfizer consisted of certain assets sold to the Issuer pursuant to an Asset Contribution Agreement, dated April 2, 2018, attached hereto as Exhibit 3.

Item 4. Purpose of Transaction

In April 2018, Pfizer entered into an Asset Contribution Agreement with the Issuer, pursuant to which the Issuer acquired certain assets and assumed certain liabilities from Pfizer. As consideration for the purchased assets, the Issuer issued to Pfizer 3,187,772 shares of its Series A-1 Convertible Preferred Stock.

Also in April 2018, the Issuer issued to Pfizer 998,225 shares of its Series A-1 Convertible Preferred Stock at a price per share of $35.06, for an aggregate purchase price of $34.9 million. Such shares were issued pursuant to a Series A and A-1 Preferred Stock Purchase Agreement, entered into with various investors including Pfizer.

Board Representation

Mr. John DeYoung, Vice President of Worldwide Business Development for Pfizer’s Oncology Business Unit, is a member of the board of directors of the Issuer. Mr. DeYoung may regularly interact with management and the other directors to discuss operational, strategic and other business issues affecting the Issuer.

Lock-Up Agreement

In connection with the IPO, Pfizer entered into a lock-up agreement (the “Lock-Up Agreement”), a form of which is attached hereto as Exhibit 1, with Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Cowen and Company, LLC and Jefferies LLC (in their capacity as representatives of the several underwriters for the IPO (the “Representatives”)). Pursuant to the Lock-Up Agreement, Pfizer has agreed that, during the period from the date of the Lock-Up Agreement and continuing to and including the date 180 days following the date of the Final Prospectus, subject to specified exceptions, it will not, without the prior written consent of the Representatives, offer,  sell, contract to sell, pledge, grant any option to purchase, make any short sale  or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly or indirectly by Pfizer (including holding as a custodian) or with respect to which Pfizer has beneficial ownership within the rules and regulations of the SEC.

Registration Rights

In connection with the Issuer’s Series A and A-1 convertible preferred stock financing, the Issuer entered into an Investors’ Rights Agreement with certain of its stockholders including Pfizer (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides such stockholders with certain registration rights, and is attached hereto as Exhibit 2.
After the closing of the IPO, certain stockholders, including Pfizer, are entitled to certain rights with respect to registration of the shares of common stock issued upon conversion of the Issuer’s convertible preferred stock and convertible promissory notes under the Securities Act.
The registration of shares of the Issuer’s common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. The Issuer is required to pay all registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, (collectively, “Selling Expenses”), of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Demand Registration Rights
The holders of the registrable securities are entitled to certain demand registration rights. Subject to the terms of the lock-up agreements, at any time beginning on the earlier of April 6, 2021 or 180 days following the closing of the IPO, the holders of at least 51% of the registrable securities then outstanding, may make a written request that the Issuer register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities the aggregate offering price of which, after payment of Selling Expenses, would exceed $20,000,000. The Issuer will not be required to effect more than two registrations pursuant to these demand registration rights.
Piggyback Registration Rights
In connection with the IPO, the holders of registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in the IPO. If the Issuer proposes to register for offer and sale any of its securities under the Securities Act in another offering, either for its own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, including a registration statement on Form S-3, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.
Form S-3 Registration Rights
The holders of the registrable securities are entitled to certain Form S-3 registration rights. Holders of at least 30% of the registrable securities may request that the Issuer register for offer and sale their shares on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, after payment of Selling Expenses, equals or exceeds $2,000,000. The Issuer will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Pfizer’s Investment in the Issuer
Pfizer intends to continue to review its investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Stock, conditions in the securities markets and general economic and industry conditions, Pfizer may, in the future, take such actions with respect to their shares of Common Stock as they deem appropriate, including, without limitation: purchasing additional shares of Common Stock; subject to the lock-up restrictions described above, selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.
Except as otherwise described in this Statement, Pfizer does not currently have any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
(a)-(b)
Number of shares of Common Stock beneficially owned:

Pfizer	22,032,040 shares

Percent of class:

Pfizer	18.7%

The percentage ownership was calculated based upon 117,926,841 shares of the Issuer’s Common Stock outstanding as of October 15, 2018, upon closing of the IPO, as reported in the Final Prospectus filed with the SEC on October 11, 2018 pursuant to Rule 424(b)(4) under the Securities Act.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
Pfizer	22,032,040 shares
(ii)	Shared power to vote or to direct the vote:
Pfizer	0 shares
(iii)	Sole power to dispose or to direct the disposition of:
Pfizer	22,032,040 shares
(iv)	Shared power to dispose or to direct the disposition of:
Pfizer	0 shares

None of the individuals listed on Schedule I beneficially owns any of the Issuer’s Common Stock.

(c) Except as reported in this Statement, neither Pfizer nor any of the individuals listed on Schedule I have effected any transactions in the Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with Pfizer with respect to the securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits

Exhibit 1
Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Annex I to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on October 2, 2018).

Exhibit 2
Investors’ Rights Agreement, dated April 6, 2018, as amended September 5, 2018, by and among the Issuer and certain stockholders listed in Schedule A thereto (incorporated by reference to Exhibit 4.2 to Issuer’s Registration Statement on Form S-1 filed with the Commission on September 14, 2018).

Exhibit 3
Asset Contribution Agreement, dated April 2, 2018, by and between the Issuer and Pfizer Inc. (incorporated by reference to Exhibit 4.2 to Issuer’s Registration Statement on Form S-1 filed with the Commission on September 14, 2018).

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 22, 2018	Pfizer Inc.

	By:	/s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary, Pfizer Inc.

Schedule I
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Pfizer Inc.

The business address of each director and executive officer is c/o Pfizer Inc., 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Dennis A. Ausiello, M.D. Independent Director	Director, Center for Assessment Technology and Continuous Health (CATCH). Physician-in-Chief, Emeritus at Massachusetts General Hospital.

Ronald E. Blaylock Independent Director	Founder, Managing Partner of GenNx360 Capital Partners.
Albert Bourla, DVM, PhD Director	Chief Operating Officer, Pfizer.

W. Don Cornwell Independent Director	Retired Chief Executive Officer and Chairman of the Board of Granite Broadcasting.

Joseph J. Echevarria Independent Director	Retired Chief Executive Officer of Deloitte LLP.

Helen H. Hobbs, M.D. Independent Director
Investigator of the Howard Hughes Medical Institute, Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center.

James M. Kilts Independent Director	Founding Partner, Centerview Capital.

Dan R. Littman, M.D., PhD Independent Director	Investigator of the Howard Hughes Medical Institute Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center.

Shantanu Narayen Lead Independent Director	Chairman, President and CEO of Adobe Systems Incorporated.

Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc.

Ian C. Read Chairman and Chief Executive Officer, Director	Chairman of the Board and Chief Executive Officer, Pfizer.

James C. Smith Independent Director	President and Chief Executive Officer, Thomson Reuters Corporation.

Frank A. D’Amelio Executive Vice President, Business Operations and Chief Financial Officer	Executive Vice President, Business Operations and Chief Financial Officer, Pfizer.
Mikael Dolsten, M.D., PhD President, Worldwide Research and Development	President of Worldwide Research and Development, Pfizer.
Michael Goettler Group President, Pfizer Established Medicines	Group President, Pfizer Established Medicines.
Angela Hwang Group President, Pfizer Essential Health	Group President, Pfizer Essential Health.
Rady Johnson Executive Vice President, Chief Compliance and Risk Officer	Executive Vice President, Chief Compliance and Risk Officer, Pfizer.
Douglas M. Lankler Executive Vice President, General Counsel	Executive Vice President, General Counsel, Pfizer.
Freda C. Lewis-Hall, M.D., DFAPA Executive Vice President, Chief Medical Officer	Executive Vice President, Chief Medical Officer, Pfizer.
Kirsten Lund- Jurgensen, PhD Executive Vice President / President, Pfizer Global Supply	Executive Vice President / President, Pfizer Global Supply. Dr. Lund-Jurgensen is a citizen of Germany.
Alexander R. MacKenzie, PhD Executive Vice President, Chief Development Officer	Executive Vice President, Chief Development Officer, Pfizer.
Laurie J. Olson Executive Vice President, Strategy and Commercial Operations	Executive Vice President, Strategy and Commercial Operations, Pfizer.
Dawn Rogers Executive Vice President, Worldwide Human Resources	Executive Vice President, Worldwide Human Resources, Pfizer.
Sally Susman Executive Vice President, Corporate Affairs	Executive Vice President, Corporate Affairs, Pfizer.
John Young Group President, Pfizer Innovative Health	Group President, Pfizer Innovative Health. Mr. Young is a citizen of Great Britain.